SMIC Announces Successful Qualification of a MEMS Chip for Microstaq

Shanghai  [2009-10-26]

New Ventilum chip is latest advancement in super-efficient fluid control technology

Shanghai and AUSTIN, TX –Oct.26, 2009 — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 0981.HK) and Microstaq, developer of the world’s most advanced silicon MEMS-based fluid control technology, today announced the successful function qualification of Microstaq’s unique VentilumTM MEMS-based chip.

“We have received die and run internal testing against our performance specification,” stated Mark Luckevich, VP of Engineering at Microstaq, “The Ventilum chips received are of the highest grade and we look forward to our technology being adapted into the HVAC and refrigeration markets.”

“This is an exciting milestone that marks SMIC’s MEMS technology progress,” says Chioufeng Chen, VP of Marketing & Sales at SMIC, “MEMS is a potential market, with the uniqueness of its processes varying on the products and application. The achievement indicates SMIC has established capability of comprehensive MEMS process flow.”

In second quarter of 2008, SMIC started to offer MEMS foundry service. Now SMIC has the capability for all major MEMS process flows and related modules.. SMIC has since working closely with customers on MEMS products including Optical MEMS, microphone, accelerometer, RF MEMS, microdisplay, etc.

“We are very optimistic about the future of MEMS industry,” says Daniel Fu, Associate VP of Technology Development on MEMS at SMIC, “SMIC is committed to providing MEMS service at various levels. We are now working with technical partners on monolithic CMOS-MEMS integration, as well as WLP (Wafer Level Packaging).

In addition, we have started coordination with several China universities and institutes to develop MEMS platform process, helping customers to streamline MEMS design and prototyping with shorter time-to-market.”

Microstaq’s new Ventilum chip technology is the industry’s latest advancement in state of the art electronic valves. Not only does the Ventilum valve use less energy than traditional valves, but when integrated with advanced sensing and controls, Ventilum technology reduces energy consumption in air conditioning systems by up to 25 percent.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Microstaq Inc.
Microstaq is a global supplier of silicon MEMS based fluid control solutions. Customers benefiting from Microstaq’s electronic refrigerant expansion control technology include the world’s largest HVAC/R providers. Silicon MEMS based fluid control solutions, which can be customized for virtually all fluid media, have applications in HVAC/R, automotive, medical and industrial products and systems. For more information, visit www.microstaq.com

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F, as amended, filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For media inquiries, please contact us at:

International Media
Beverly Liu
SMIC Investor Relations
Tel: +86 (21) 3861 0000
E-mail: Beverly—Liu@smics.com

China Media
Angela Miao
SMIC Public Relations
Tel: +86 (21) 3861 0000
E-mail: Angela—Miao@smics.com

Nicolia L. Wiles
Microstaq
Tel: 1.512.477.7373
E-mail: nwiles@prime-techpr.com